UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(RULE 14d-100)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of
the Securities Exchange Act of 1934

(Amendment No. 11)

INFORMATION RESOURCES, INC.
(Name of Subject Company)

GINGKO ACQUISITION CORP.,
 a wholly owned subsidiary of
 GINGKO CORPORATION,
 a company formed by
 SYMPHONY TECHNOLOGY II-A, L.P.,
SYMPHONY TECHNOLOGY II GP, LLC,
ROMESH WADHWANI
 and affiliates of
 TENNENBAUM & CO., LLC
 and by
INFORMATION RESOURCES, INC. LITIGATION CONTINGENT
PAYMENT RIGHTS TRUST
(Names of Filing Persons—Offerors)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(and Associated Preferred Share Purchase Rights)
(Title of Class of Securities)

456905108
(Cusip Number of Class of Securities)

Gingko Corporation
c/o Symphony Technology Group
4015 Miranda Avenue, 2nd Floor
Palo Alto, California 94304
Telephone: (650) 935-9500
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:

Jeffrey D. Berman John D. Amorosi Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017 Telephone: (212) 450-4000	Dhiya El-Saden Gregory L. Surman Gibson, Dunn & Crutcher LLP 333 South Grand Avenue Los Angeles, California 90071 Telephone: (213) 229-7000

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: ___________________	Filing Party: __________________

Form or Registration No.: __________________	Date Filed: _______________________

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Items 1 through 9 and Item 11.

               This Amendment No. 11 to the Tender Offer Statement on Schedule TO amends and supplements the statement originally filed with the Securities and Exchange Commission on September 8, 2003, as amended by Gingko Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Gingko Corporation, a Delaware corporation (“Parent”) and a company formed by Symphony Technology II-A, L.P., a Delaware limited partnership, Symphony Technology II GP, LLC, a Delaware limited liability company, Romesh Wadhwani and affiliates of Tennenbaum & Co., LLC, a Delaware limited liability company. The Schedule TO was also filed by Information Resources, Inc. Litigation Contingent Payment Rights Trust, a statutory trust formed by Information Resources, Inc. under the Delaware Statutory Trust Act. This Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share (the “Common Stock”), of Information Resources, Inc., a Delaware corporation (the “Company”), and the associated preferred share purchase rights (the “Rights”, and together with the Common Stock, the “Shares”) issued pursuant to the Rights Agreement, as amended and restated as of October 27, 1997, and as further amended as of June 29, 2003 and September 7, 2003, between the Company and Harris Trust and Savings Bank as Rights Agent (the “Rights Agreement”), for $3.30 per Share, net to the seller in cash, plus one contingent value right certificate (“CVR Certificate”) per Share representing the right to receive an amount equal to a portion of potential lawsuit proceeds, if any, of an antitrust lawsuit, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 8, 2003 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Any capitalized term that is used, and not defined, in this document shall have the meaning set forth in the Schedule TO. The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1 through 9 and 11 of this Schedule TO.

               Items 1-9 and 11 are hereby amended and supplemented as follows:

“On November 20, 2003, Purchaser issued a press release that urged all remaining holders of outstanding Shares to tender all of their Shares before the expiration of the current subsequent offering period at 12:00 midnight, New York City time, on November 21, 2003. All Shares properly tendered during the subsequent offering period will be accepted when tendered, and tendering stockholders will be issued one CVR Certificate, and be paid $3.30 in cash, per Share promptly following acceptance. This is the same consideration that Purchaser paid to stockholders who tendered into Purchaser’s original offering period. No shares tendered in the subsequent offering period may be withdrawn after having been tendered.

In its November 20th press release, Purchaser also reminded stockholders that if Purchaser does not own at least 90% of the outstanding Shares (or a sufficient number to permit Purchaser to exercise its top-up option) at the expiration of the subsequent offering period, non-tendering stockholders would likely have to wait approximately 60 to 90 days to receive in the Merger the same Offer Price described above. Purchaser urged stockholders to tender their Shares during the subsequent offering period, so that they need not be forced to wait approximately 60 to 90 days to receive Purchaser’s same offer price in the merger.

The full text of Purchaser’s November 20th press release is filed as Exhibit (a)(5)(H) hereto and is incorporated by reference herein.

On November 24, 2003, Purchaser issued a press release announcing that 28,061,282 Shares had been tendered as of Friday, November 21, 2003 at 12:00 midnight, New York City time, representing approximately 89.13% of the outstanding Shares. Purchaser has accepted all of the Shares that were validly tendered in the subsequent offering period, and will be promptly paying the offer consideration for those Shares.

In its November 24th press release, Purchaser also reminded stockholders that a tender of Shares in this amount would enable Purchaser to exercise its top-up option to acquire additional Shares under the Merger Agreement. Upon exercise of this option, Purchaser would own more than 90% of the Shares, which would allow Purchaser to engage in a “short-form” merger with the Company under Delaware law without requiring a vote of the Company’s stockholders.

Additionally, in its November 24th press release Purchaser noted that 2,095,990 of the 28,061,282 tendered Shares were delivered pursuant to “notices of guaranteed delivery,” for which Share certificates have not yet been physically delivered. In order to give those holders who tendered their Shares pursuant to “notices of guaranteed delivery” sufficient time to deliver their Shares physically, as well as to provide non-tendering holders of Shares with additional time to tender their Shares, Purchaser announced that it has elected to extend the subsequent offering period for its tender offer to Monday, December 1, 2003. During this period, all remaining shareholders will have the opportunity to tender any remaining Shares and each Share properly tendered during this extended portion of the subsequent offering period will be exchanged for one CVR Certificate per Share and $3.30 in cash per Share, the same consideration paid throughout the pendency of the tender offer.

The full text of Purchaser’s November 24th press release is filed as Exhibit (a)(5)(I) hereto and is incorporated by reference herein.”

Item 10. Financial Statements.

                Not applicable. The Offer to Purchase does not include historical financial statements of the Trust, as the Trust is a newly formed entity that currently has only nominal assets and liabilities. Future filings of the Trust under the Securities Exchange Act of 1934 will include financial statements of the Trust if, and to the extent, required by applicable law. In addition, the Trust will be the indirect beneficiary of an escrow account established to fund expenses of the Litigation (as described under “The Offer–Section 12–Purpose of the Offer; Plans for the Company; Stockholder Approval; Appraisal Rights; The Merger Agreement; The CVR Agreement; The Declaration of Trust–The CVR Agreement–Funding of Claims Expenses”). The Trust expects to include appropriate financial disclosure with respect to the income and losses on amounts deposited in and expenditures made from this escrow account in future Securities Exchange Act filings.

Item 12. Additional Information.

(a)(1)(A)****	Offer to Purchase, dated September 8, 2003.

(a)(1)(B)****	Letter of Transmittal.

(a)(1)(C)****	Notice of Guaranteed Delivery.

(a)(1)(D)****	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)****	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)****	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(G)****	Letter dated September 8, 2003 to Stockholders of Information Resources, Inc. who tendered shares pursuant to Purchaser’s prior offer launched July 14, 2003.

(a)(1)(H)**	Text of press release issued by Gingko Acquisition Corp. and Information Resources, Inc. on September 8, 2003.

(a)(1)(I)+++	Text of press release issued by Gingko Acquisition Corp. on October 7, 2003.

(a)(1)(J)##	Text of press release issued by Gingko Acquisition Corp. on October 20, 2003.

(a)(2)(A)****	Letter to Stockholders of Information Resources, Inc. from Symphony Technology Group dated as of September 8, 2003.

(a)(4)(A)***	Registration Statement on Form S-4 of Information Resources, Inc. Litigation Contingent Payment Rights Trust dated September 8, 2003.

(a)(4)(B)++++	Amendment No. 1 to Registration Statement on Form S-4 of Information Resources, Inc. Litigation Contingent Payment Rights Trust dated October 10, 2003.

(a)(4)(C)###	Supplement to Offer to Purchase and to the Prospectus which is a part of the Registration Statement on Form S-4 of Information Resources, Inc. Litigation Contingent Payment Rights Trust, dated October 20, 2003.

(a)(4)(D)####	Amendment No. 2 to Registration Statement on Form S-4 of Information Resources, Inc. Litigation Contingent Payment Rights Trust dated October 20, 2003.

(a)(5)(A)+	Transcript of Conference Call held by Purchaser and the Company on September 8, 2003.

(a)(5)(B)++	Analysis of CVRs Based on Agreed 34% Tax Rate vs. Hypothetical Sharing of NOL with CVR Holders distributed to shareholders on September 29, 2003.

(a)(5)(C)#	Letter from Symphony Technology Group, on behalf of Gingko Acquisition Corp., and Information Resources, Inc. to Non-Institutional Stockholders of Information Resources, Inc. dated October 16, 2003.

(a)(5)(D)^^	Text of press release issued by Information Resources, Inc. on October 25, 2003.

(a)(5)(E)^^^^	Text of press release issued by Information Resources, Inc. on October 29, 2003.

(a)(5)(F)^^^	Text of press release issued by Purchaser on October 30, 2003.

(a)(5)(G)>	Text of press release issued by Purchaser on November 3, 2003.

(a)(5)(H)	Text of press release issued by Purchaser on November 20, 2003.

(a)(5)(I)	Text of press release issued by Purchaser on November 24, 2003.

(b)(1)****	Commitment letter dated as of September 7, 2003 among Tennenbaum Capital Partners, LLC, as agent for one or more entities managed by Tennenbaum Capital Partners, LLC, Gingko Corporation and Symphony Technology II-A, L.P.

(b)(2)****	Commitment letter dated as of September 7, 2003 among Symphony Technology II-A, L.P., Gingko Corporation and Information Resources, Inc.

(d)(1)****	Agreement and Plan of Merger dated as of September 7, 2003 by and among Gingko Corporation, Gingko Acquisition Corp. and Information Resources, Inc.

(d)(2)***	Form of Contingent Value Rights Agreement by and among Information Resources, Inc. Litigation Contingent Payment Rights Trust, Information Resources, Inc., Gingko Corporation, Gingko Acquisition Corp. and the Rights Agents (as defined therein).

(d)(3)***	Certificate of Trust of Information Resources, Inc. Litigation Contingent Payment Rights Trust dated as of August 27, 2003.

(d)(4)***	Declaration of Trust of Information Resources, Inc. Litigation Contingent Payment Rights Trust dated as of August 27, 2003.

(d)(5)***	Form of Amended and Restated Declaration of Trust of Information Resources, Inc. Litigation Contingent Payment Rights Trust to be entered into among Information Resources, Inc., as Sponsor, and the institutional trustee, Delaware trustee, and litigation trustees to be named therein.

(d)(6)*	Confidentiality Agreement, dated February 19, 2003, between Symphony Technology Group and Information Resources, Inc.

(d)(7)^	Amendment No. 1 to the Agreement and Plan of Merger, dated as of October 19, 2003, by and among Gingko Corporation, Gingko Acquisition Corp. and Information Resources, Inc.

(d)(8)^	First Amended and Restated Form of Contingent Value Rights Agreement by and among Information Resources, Inc. Litigation Contingent Payment Rights Trust, Information Resources, Inc., Gingko Corporation, Gingko Acquisition Corp. and the Rights Agents (as defined therein).

(d)(9)^	Form of Stockholder Tender and Voting Agreement by and among Gingko Corporation, Gingko Acquisition Corp. and [Name of Stockholder].

(d)(10)	Contingent Value Rights Agreement dated as of October 31, 2003, by and among Information Resources, Inc. Litigation Contingent Payment Rights Trust, Information Resources, Inc., Gingko Corporation, Gingko Acquisition Corp., Joseph P. Durrett and Eileen Kamerick, each as a CVR Rights Agent and William Chisholm and Bryan Taylor, each as a Parent Rights Agent.

(d)(11)	Amended and Restated Declaration of Trust of Information Resources, Inc. Litigation Contingent Payment Rights Trust dated as of October 31, 2003 among Information Resources, Inc., as Sponsor, Wachovia Bank of Delaware, National Association as Institutional Trustee and Delaware Trustee, and Joseph P. Durrett and Eileen Kamerick, each as a Litigation Trustee.

(g)	Not applicable.

(h)	Not applicable.

*	Incorporated by reference to Parent’s and Purchaser’s Schedule TO filed with the SEC on July 14, 2003.

**	Previously filed with the SEC on Parent’s and Purchaser’s Schedule TO-C, dated September 8, 2003.

***	Incorporated by reference to the Registration Statement on Form S-4 of Information Resources, Inc. Litigation Contingent Payment Rights Trust filed with the SEC on September 8, 2003.

****	Incorporated by reference to Parent’s and Purchaser’s Schedule TO, dated September 8, 2003.

+	Incorporated by reference to Purchaser’s filing pursuant to Rule 425 under the Securities Act of 1933 filed with the SEC on September 9, 2003.

++	Incorporated by reference to Purchaser’s filing pursuant to Rule 425 under the Securities Act of 1933 filed with the SEC on September 29, 2003.

+++	Incorporated by reference to Purchaser’s filing pursuant to Rule 425 under the Securities Act of 1933 filed with the SEC on October 7, 2003.

++++	Incorporated by reference to Amendment No. 1 to the Registration Statement on Form S-4 of Information Resources, Inc. Litigation Contingent Payment Rights Trust filed with the SEC on October 10, 2003.

#	Incorporated by reference to Purchaser’s filing pursuant to Rule 425 under the Securities Act of 1933 filed with the SEC on October 16, 2003.

##	Incorporated by reference to Purchaser’s filing pursuant to Rule 425 under the Securities Act of 1933 filed with the SEC on October 20, 2003.

###	Incorporated by reference to the Supplement to Offer to Purchase and to the Prospectus which is a part of the Registration Statement on Form S-4 of Information Resources, Inc. Litigation Contingent Payment Rights Trust, filed with the SEC on October 20, 2003 pursuant to Rule 425 under the Securities Act of 1933.

####	Incorporated by reference to Amendment No. 2 to the Registration Statement on Form S-4 of Information Resources, Inc. Litigation Contingent Payment Rights Trust filed with the SEC on October 21, 2003.

^	Incorporated by reference to Amendment No. 6 to Parent’s and Purchaser’s Schedule TO, dated October 20, 2003.

^^	Previously filed with the SEC as Exhibit (a)(5)(D) to Amendment No. 8 to Parent’s and Purchaser’s Schedule TO, dated October 28, 2003.

^^^	Incorporated by reference to Purchaser’s filing pursuant to Rule 425 under the Securities Act of 1933 filed with the SEC on October 31, 2003.

^^^^	Previously filed with the SEC as Exhibit (a)(5)(E) to Amendment No. 9 to Parent’s and Purchaser’s Schedule TO, filed with the SEC on October 31, 2003.

>	Previously filed with the SEC as Exhibit (a)(5)(G) to Amendment No. 10 to Parent’s and Purchaser’s Schedule TO, filed with the SEC on November 4, 2003.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 25, 2003

GINGKO ACQUISITION CORP.

By:	/s/ William Chisholm
Name: Title:	William Chisholm Executive Vice President

GINGKO CORPORATION

By:	/s/ William Chisholm
Name: Title:	William Chisholm Executive Vice President

SYMPHONY TECHNOLOGY II-A, L.P.

By:	Symphony Technology II GP, LLC, its General Partner

By:	/s/ William Chisholm
Name: Title:	William Chisholm Managing Member

SYMPHONY TECHNOLOGY II GP, LLC

By:	/s/ William Chisholm
Name: Title:	William Chisholm Managing Member

ROMESH WADHWANI

/s/ Romesh Wadhwani
Name:	Romesh Wadhwani

TENNENBAUM & CO., LLC

By:	/s/ Howard M. Levkowitz
Name: Title:	Howard M. Levkowitz Principal

INFORMATION RESOURCES, INC. LITIGATION CONTINGENT PAYMENT RIGHTS TRUST

By:	/s/ Joseph P. Durrett
Name: Title:	Joseph P. Durrett Litigation Trustee